  N E W S   R E L E A S E
--------------------------------------------------------------------------------


INVESTOR CONTACTS:

Larry James                            Suresh Kumar
(1) 408.941.1110                       (65) 360.4060
jamesl@charteredsemi.com               sureshk@charteredsemi.com

MEDIA CONTACTS:
Chartered Singapore:                   For Chartered:
Rita Srinivasan                        Laurie Stanley, Wired Island, Ltd.
(65) 360.4368                          (1) 510.656.0999
ritasrinivasan@charteredsemi.com       laurie@wiredisland.tc


ALL CURRENCY FIGURES STATED IN THIS REPORT ARE IN US DOLLARS
THE FINANCIAL STATEMENTS IN THIS REPORT ARE IN CONFORMITY WITH US GAAP



                  CHARTERED REPORTS FIRST QUARTER 2001 RESULTS

   Sharp Inventory Correction in End Markets and Weakening Economic Conditions
                          Adversely Impact Performance


     -  REVENUES OF $206.7 MILLION, COMPARED TO $238.4 MILLION IN 1Q 2000
     -  LOSS PER ADS OF $0.22, COMPARED TO PROFIT PER ADS OF $0.29 IN 1Q 2000
     - LOSS PER ORDINARY SHARE OF $0.02, COMPARED TO PROFIT PER ORDINARY SHARE OF $0.03 IN 1Q 2000



SINGAPORE - APRIL 20, 2001 - Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world's top three silicon foundries, today announced revenues and net loss for its first quarter 2001 which reflected the impact of continued weakness in the end markets served by its customers and abnormally high inventories in the supply chain.

"There is growing evidence that the semiconductor industry is facing one of its most challenging years. Weakening economic conditions are prolonging the time required for our customers to bring inventory levels back into balance, particularly in the communications segment," said Barry Waite, president & CEO of Chartered. "Compared to the previous quarter, in the first quarter we saw significantly reduced demand from essentially all end-market segments as a result of this broad weakness.

"At times like this, it is possible to lose sight of the exciting long-term outlook for the semiconductor industry, and more particularly, the foundry services industry," Waite continued. "There is nothing that has happened in the last year that would make us waver from our belief that the foundry industry can grow at a compounded annual rate of 30+% during the current decade, driven by the compelling economics of outsourcing and the rapid growth rate of fabless semiconductor companies. Our challenge is to work through the short-term industry issues while maintaining our focus and the investments necessary to capitalize on the strong long-term opportunity."


SUMMARY OF FIRST QUARTER 2001 PERFORMANCE

- Net revenues were $206.7 million in first quarter 2001, down 13.3% compared to $238.4 million in first quarter 2000. The significant drop in revenues was due to lower shipments to the communications and consumer end markets, partially offset by a higher Average Selling Price (ASP). Including Chartered's share of its minority-owned joint-venture company, Silicon Manufacturing Partners (SMP or Fab 5), net revenues were $214.6 million, down 18.0% from $261.6 million in the same quarter a year ago. Compared to fourth quarter 2000, Chartered net revenues were down 35.1% as a result of the broad weakness experienced this quarter in all market segments.

- Gross profit was $10.3 million, or 5.0% of net revenues, down from $84.1 million, or 35.3% of net revenues, in the same quarter a year ago, due primarily to lower revenues and higher depreciation.

- Research and development (R&D) expenses increased by $3.9 million from the year-ago quarter as the Company stepped up investments in next-generation technologies and modules in support of its strategy to provide a full suite of processes necessary for enabling system-level integration.

- General and administrative (G&A) expenses decreased by $3.7 million and sales and marketing expenses decreased by $1.1 million, compared to the year-ago quarter, due primarily to expense-reduction programs.

- Pre-production fab start-up costs were $5.4 million in first quarter 2001, all related to Fab 7, compared to $11.7 million related to CSP (Fab 6) in the same quarter a year ago.

- Equity in income of our minority-owned joint-venture fab, SMP (Fab 5), was a loss of $18.6 million compared to a loss of $2.3 million in the year-ago quarter due primarily to a significant drop in the utilization rate caused by reduced demand. Minority interest in loss of our joint-venture fab, CSP (Fab 6), was $18.0 million compared to $6.4 million in the year-ago quarter due to a higher loss incurred by this fab. In the year-ago quarter, the fab was not yet in production and in the current quarter, utilization was low due to reduced demand.

- Other income was $7.6 million compared to $2.3 million in the year-ago quarter primarily due to grant income related to our R&D and training activities. Net interest income was $9.5 million compared to $4.2 million in the year-ago quarter, primarily due to the receipt of proceeds from the Company's follow-on offering in May 2000.

- Net loss of $30.9 million, or negative 15.0% of net revenues, reflected a decline of $68.7 million from a net income of $37.8 million, or 15.9% of net revenues, in the same quarter a year ago.

- Loss per American Depositary Share (ADS) and loss per share (EPS) in first quarter 2001 were $0.22 and $0.02 respectively on a diluted basis, compared with a profit per ADS and profit per share of $0.29 and $0.03 respectively in first quarter 2000. Average diluted ADS count and ordinary share count increased by 7.2 million and 72.3 million respectively, primarily due to Chartered's follow-on offering in May 2000.


WAFER SHIPMENTS AND AVERAGE SELLING PRICES

- Shipments in first quarter 2001 were 166.4 thousand wafers (eight-inch equivalent), a decrease of 20.8% compared to 210.1 thousand wafers (eight-inch equivalent) in first quarter 2000 and a decrease of 31.9% compared to 244.3 thousand wafers (eight-inch equivalent) shipped in fourth quarter 2000, due to lower demand.

- ASP increased by 9.5% to $1,242 per wafer in first quarter 2001 compared to $1,134 per wafer in first quarter 2000. ASP improved primarily as a result of product mix enrichment. ASP declined 4.8% from $1,304 per wafer in fourth quarter 2000 due to mix and pricing pressure.

- Capacity utilization declined to 61% in first quarter 2001 from 104% during the year-ago quarter and 94% in fourth quarter 2000. The decline was primarily due to lower demand; however, the utilization rate was also affected by a higher capacity level in the first quarter. Capacity increased approximately 30% from first quarter 2000 to first quarter 2001 and remained relatively flat from fourth quarter 2000 to first quarter 2001.


MARKET DYNAMICS

For the twelve months ending March 31, 2001, the communications segment continued to be the largest contributor to revenues, in line with the Company's strategic emphasis on delivering a suite of system-level technologies and services tuned for those applications.

REVENUE BREAKDOWN BY MARKET SEGMENT*

                                                    TWELVE MONTHS ENDING
                                         -------------------------------------------
                                           DEC 31, 2000               MAR 31, 2001
                                         -----------------         -----------------
Market Segment                           % of Net revenues         % of Net revenues
  Communications                                 51                        49
  Computer                                       26                        27
  Consumer                                       14                        14
  Memory                                          7                         9
  Other                                           2                         1

----------
*Including Chartered's share of its minority-owned joint-venture company, SMP (Fab 5)

By region, the US continued to be the Company's largest market.


REVENUE BREAKDOWN BY REGION*

                                                   TWELVE MONTHS ENDING
                                      -------------------------------------------
                                         DEC 31, 2000              MAR 31, 2001
                                      -----------------         -----------------
Region                                % of Net revenues         % of Net revenues
  America                                     59                        60
  Europe                                      25                        22
  Asia-Pacific                                12                        14
  Japan                                        4                         4

----------
*Including Chartered's share of its minority-owned joint-venture company, SMP (Fab 5)


RECENT HIGHLIGHTS AND ACHIEVEMENTS

- In January, Company president and CEO Barry Waite was elected to the board of directors of the Fabless Semiconductor Association (FSA), the industry association focused on furthering the cause of the fabless semiconductor model. Waite joins a select group of executives representing the many facets of the fabless industry, including fabless companies, traditional semiconductor suppliers, and silicon foundries.

- In February, Chartered was named "Foundry Supplier of the Year 2000" by Broadcom, the leading provider of integrated circuits enabling broadband communications. Broadcom selected Chartered for its annual award based on supplier excellence in the areas of technology, capacity, customer support, quality and pricing. The recognition from Broadcom is the latest in a series of awards Chartered received from customers in the past several months, including Flextronics, Exar and Standard Microsystems.

- In early April, Chartered successfully completed an offering of US$575 million of Senior Convertible Notes due 2006, giving the Company additional financial strength and providing added flexibility going forward. The convertible notes bear a 2.5% interest rate per year and have a yield to maturity of 5.25% per year. The notes are convertible into the Company's ordinary shares or

     American Depositary Shares (ADSs) at a conversion price of S$6.5170 per ordinary share (equivalent to approximately US$36.3611 per ADS, based on a fixed exchange rate and the current ratio of ten ordinary shares per ADS). The net proceeds from the offering of $560.6 million, which the Company intends to use for capital expenditures as well as working capital and general corporate purposes, were received on April 2, 2001.

- Earlier this month, Ericsson Microelectronics and Chartered announced the successful implementation of a high-performance 0.25-micron RF (radio frequency) CMOS chip. Designed by Ericsson, the Bluetooth transceiver was verified as fully functional at first-pass design and first silicon. The achievement is a significant milestone in the multi-generational ongoing technology development collaboration between Ericsson Microelectronics and Chartered, which began in December 1999. The two companies are now planning to launch final product prototypes and begin ramp-up activities as early as the fourth quarter of this year. This timeline is expected to meet the near-term demand for advanced RF CMOS solutions by the communications industry.


REVIEW AND OUTLOOK

The current environment makes it particularly challenging to provide guidance on the Company's financial performance for the remainder of this year. Historical trends, combined with the severity of the fall-off in industry revenues during the first part of 2001, still lead the Company to believe that, barring a severe economic contraction, second half 2001 revenues will be up relative to first half. For the second quarter, Chartered expects that revenues and earnings will be significantly below first quarter 2001 as companies throughout the supply chain continue to aggressively reduce inventories and align run-rates with current consumption, particularly in the communications segment.

The outlook for the second quarter is as follows:

     -    Revenues down approximately 25%, compared to the first quarter

     - Average selling price flat to a few percentage points down, compared to the first quarter

     -    Utilization in the mid 40s

     - Gross profit margin down 22 to 25 percentage points, compared to the first quarter

     -    Loss per ADS approximately 50 to 52 cents

In view of the current near-term market outlook, the Company has moderated its 2001 capital expenditure plan in order to reduce cash outlays while still maintaining necessary investments.

In summary:

     - Capital expenditures and net equity investments in joint ventures approximately $1,000 million, down $200 million from previous plan of $1,200 million and up $89 million from an investment of $911 million in the year-ago period. Planned investments for Fab 7, the Company's first 300mm fab, have not changed and pilot production remains scheduled for mid-2002.

     - Depreciation and amortization approximately $430 million compared to the previous estimate of $480 million.

     - Wafer capacity for 2001 is expected to be approximately 1,180 thousand wafers compared to the previous plan of 1,250 thousand wafers (eight-inch equivalent).

Consistent with the Company's strategy of accelerating its technology roadmap, the 2001 R&D investment plan remains at $88 million, up 23% from $71.5 million in the year-ago period.

"While the pace at which the industry will grow in the near term continues to be difficult to predict, we believe that when growth does resume, it will likely be at the rapid pace characteristic of prior semiconductor industry upturns. Accordingly, we are continuing to focus heavily on the technologies and capabilities necessary to support our customers and take full advantage of the high-growth opportunities," said Waite.


WEBCAST CONFERENCE CALL TODAY

Chartered will be discussing its first-quarter results and second-quarter outlook on a conference call today, April 20, 2001, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, April 19, 2001). A webcast of the conference call will be available to all interested parties on Chartered's Web site www.charteredsemi.com, under Investor Information, Company Presentations.


MID-QUARTER GUIDANCE

In line with its current practice, the Company provides a guidance update midway through each quarter. For the second quarter, the Company anticipates issuing its mid-quarter guidance update, via news release, on Friday, June 8, Singapore time.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)

                                                                                 US GAAP
                                                                      THREE MONTHS ENDED MARCH 31,
                                                                      -----------------------------
                                                                        2000                 2001
                                                                      --------             --------
Net revenue                                                           $238,409             $206,689
Cost of revenue                                                        154,340              196,349
                                                                      --------             --------
Gross profit                                                            84,069               10,340
                                                                      --------             --------

Operating expenses:
 Research and development                                               17,306               21,191
 Fab start-up costs                                                     11,668                5,377
 Sales and marketing                                                     9,319                8,220
 General and administrative                                             16,618               12,898
                                                                      --------             --------
    Total operating expenses                                            54,911               47,686
                                                                      --------             --------
Operating income (loss)                                                 29,158              (37,346)
Equity in loss of SMP                                                   (2,252)             (18,632)
Other income                                                             2,284                7,591
Interest income                                                          7,875               12,854
Interest expense                                                        (3,697)              (3,359)
Exchange gain                                                            1,799               (1,396)
                                                                      --------             --------
Income (loss) before income taxes                                       35,167              (40,288)
Income tax expense                                                      (3,770)              (8,613)
                                                                      --------             --------
Income (loss) before minority interest                                  31,397              (48,901)
Minority interest in loss of CSP                                         6,420               17,993
                                                                      --------             --------
Net income (loss)                                                     $ 37,817             $(30,908)
                                                                      ========             ========

Net income (loss) per share and ADS

Basic net income (loss) per share                                     $   0.03             $  (0.02)
Diluted net income (loss) per share                                   $   0.03             $  (0.02)

Basic net income (loss) per ADS                                       $   0.30             $  (0.22)
Diluted net income (loss) per ADS                                     $   0.29             $  (0.22)

Number of shares (in millions) used in computing:
 - basic net income (loss) per share                                   1,279.9              1,380.2
 - effect of dilutive options                                             27.9                    -
                                                                      --------             --------
 - diluted net income (loss) per share                                 1,307.8              1,380.2
                                                                      --------             --------

Number of ADS (in millions) used in computing:
 - basic net income (loss) per ADS                                       128.0                138.0
 - effect of dilutive options                                              2.8                    -
                                                                      --------             --------
 - diluted net income (loss) per ADS                                     130.8                138.0
                                                                      --------             --------

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                          (In thousands of US Dollars)

                                                                               US GAAP
                                                                                As of
                                                                   ------------------------------
                                                                   December 31,         March 31,
                                                                      2000                2001
                                                                   ------------        ----------
ASSETS
Cash and cash equivalents                                           $  924,116         $  841,121
Accounts receivable                                                    185,042            147,167
Inventories                                                             34,003             17,911
Other current assets                                                    21,388             21,994
                                                                    ----------         ----------
    Total current assets                                             1,164,549          1,028,193
Property, plant and equipment, net                                   1,917,896          1,961,182
Investment in SMP                                                       90,408             62,714
Other non-current assets                                                44,269             42,799
                                                                    ----------         ----------
    Total assets                                                    $3,217,122         $3,094,888
                                                                    ==========         ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                                    $  191,205         $  173,608
Current installments of obligations under capital leases                 7,822              4,808
Current installments of long-term debt                                 156,343            153,914
Accrued operating expenses                                             205,340            182,545
Other current liabilities                                               55,118             55,551
                                                                    ----------         ----------
    Total current liabilities                                          615,828            570,426
Long-term debt, excluding current installments                         426,120            374,632
Other liabilities                                                       67,870             90,501
                                                                    ----------         ----------
    Total liabilities                                                1,109,818          1,035,559
Minority interest                                                      138,021            120,028
Shareholders' equity                                                 1,969,283          1,939,301
                                                                    ----------         ----------
    Total liabilities and shareholders' equity                      $3,217,122         $3,094,888
                                                                    ==========         ==========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)

                                                                            US GAAP
                                                                   FOR THE THREE MONTHS ENDED
                                                                  ----------------------------
                                                                  MARCH 31,          MARCH 31,
                                                                     2000               2001
                                                                  ---------          ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                 $  37,817          $ (30,908)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
 Equity in loss of SMP                                                2,252             18,632
 Depreciation and amortization                                       71,291            104,966
 Foreign exchange (gain) loss on financing activities                (1,527)               592
 Minority interest in loss of CSP                                    (6,420)           (17,993)
 Gain on disposal of property, plant and equipment                     (377)               (56)
 Other                                                                  941             (8,684)
Changes in operating working capital:
 Accounts receivable                                                  7,639             48,236
 Amount due to (from) ST, ST affiliates and SMP, net                 (1,528)              (411)
 Inventories                                                         (1,027)            16,092
 Prepaid expenses                                                    (1,550)            (1,884)
 Trade accounts payable                                              (1,822)            (3,701)
 Accrued operating expenses                                          34,224            (22,795)
 Other current liabilities                                            4,697              6,191
                                                                  ---------          ---------
Net cash provided by operating activities:                          144,610            108,277
                                                                  ---------          ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment                   2,778                 66
Purchase of property, plant and equipment                          (203,715)          (164,601)
Investment in SMP                                                    (8,784)                --
                                                                  ---------          ---------
Net cash used in investing activities:                             (209,721)          (164,535)
                                                                  ---------          ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Customer deposits, net                                              (12,776)            15,081
Long-term debt
 Borrowings                                                          59,880                 --
 Repayments                                                         (42,399)           (42,050)
Issuance of shares by the Company, net                                1,494                764
Issuance of shares by CSP to minority shareholders                   23,426                 --
                                                                  ---------          ---------
Net cash provided by (used in) financing activities:                 29,625            (26,205)
                                                                  ---------          ---------
Net decrease in cash and cash equivalents                           (35,486)           (82,463)
Effect of exchange rate changes on cash and cash equivalents           (114)              (532)
Cash at the beginning of the period                                 544,996            924,116
                                                                  ---------          ---------
Cash at the end of the period                                     $ 509,396          $ 841,121
                                                                  =========          =========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                                   OTHER DATA
               (In thousands of US Dollars, except wafer shipped)


                                                                     THREE MONTHS ENDED MARCH 31,
                                                                     ----------------------------
                                                                       2000                2001
                                                                     --------            --------
Wafer shipped (8-inch equivalent, in thousands)                         210.1               166.4
Depreciation and amortization                                        $ 71,291            $104,966
Capital expenditures and net equity investment in JV(1)              $187,270            $150,705

----------
Note

(1) Chartered's capital expenditures and equity investments in SMP (Fab 5) net of equity inflow from CSP (Fab 6) partners

ABOUT CHARTERED

Chartered Semiconductor Manufacturing is one of the world's top three silicon foundries. The Company's business model is distinguished by its strategy to build trusted long-term relationships, where manufacturing is part of a larger customer-service focus that includes joint development and implementation of new process technologies supporting novel applications within the broad communications market. Chartered operates five semiconductor fabrication facilities at its Singapore headquarters, with a substantially completed sixth fab that is in the process of being equipped as a 300mm facility.

A Company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market in the United States (Nasdaq: CHRT) and on the Singapore Exchange Securities Trading Limited in Singapore (SGX-ST: CHARTERED). The Company reported 2000 revenues of over US$1.1 billion. More than 4,300 Chartered employees are based at 11 locations around the world. Information about Chartered Semiconductor Manufacturing can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to the future and strategic importance of our partnership, technology and supply alliances, including without limitation our technology development collaboration with Ericsson Microelectronics; our long term outlook and near term outlook for the year 2001 and beyond; our plans for Fab 7 and expected pilot production date; our capital expenditures, financings, production capacity plans; the outlook for longer-term growth in the foundry services market and the appropriateness of our business model and strategy, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: the successful implementation of our partnership, technology and supply alliances, including without limitation our technology development collaboration with Ericsson Microelectronics; unforeseen delays or interruptions in our plans for our fabrication facilities, including Fab 7; the performance level of our fabrication facilities; changes in market outlook and trends, specifically in the foundry services and communications segments; economic conditions in the United States; customer demands; availability of materials, equipment, manpower and timely regulatory approvals, availability of financings and terms thereof; and continued success in technological advances. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.